82-1209

07024652

GGL DIAMOND CORP.

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PRESS RELEASE – *June 14, 2007*

GGL receives promising EM data

on recently discovered prospective nickel belt

Vancouver, British Columbia, June 14, 2007 - The Company (GGL Diamond Corp., TSXV: GGL) ("GGL") is pleased to announce that a preliminary report on its nickel belt in the Northwest Territories has identified additional electro-magnetic (EM) targets that may be associated with nickel mineralization.

The report, by Condor Consulting, Inc., covers the reassessment of Resolve[TM] frequency-domain EM surveys carried out on the Winter Lake and adjoining Zip project areas, located west of the Ekati Mine. Given that nickel deposits are most often associated with very high conductivities, the new work focused on extracting the most conductive features from the data. This resulted in the identification of targets covering 32 km of strike length that may be associated with nickel mineralization.

The airborne EM and magnetic surveys were completed at very detailed 60-metre line spacing, originally undertaken to assist in the location of kimberlite pipes. This level of detailed coverage has proved to be a bonus in the interpretation for sulphide nickel mineralization.

The original EM data was reprocessed to resolve the highest conductivities in the presence of very strong magnetic responses. Next, the EM data was examined for the most conductive and magnetic anomalies. From this work, a number of target zones were identified in the surveyed areas that may be associated with nickel mineralization. Soil samples confirm the presence of nickel in the areas sampled.

Further work including ground checking is now in progress. This work is the first step in the exploration plans related to the recently announced discovery of nickel mineralization *(See news release GGL Diamond, April 4, 2007* at http://www.ggldiamond.com/press-release.cfm).

As outlined in the earlier news release, a number of factors suggest that this discovery may possibly be the first new nickel area discovered in Canada since Voisey's Bay in 1994. The Company has worked to confirm its initial geological assessment of the significance of this discovery and staked additional claims to cover the most prospective portions of the belt. As noted previously, the current and future demand for sulphide nickel is well demonstrated and the recent recognition of sulphide nickel potential on the Company's new claims may be indicative of a new nickel area.

PROCESSED

JUN 27 2007

THOMSON FINANCIAL

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

The Qualified Persons for the Company are, Torrie Chartier, MSc., MBA, P.Geol., Consulting Geologist, and N. C. Carter, Ph.D., P. Eng., Consulting Geologist.

About GGL

GGL is a junior exploration company (since 1991). Its primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories, Canada. At present, GGL has a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres. GGL also has a 100% interest in the McConnell Creek gold and porphyry copper property within the highly mineralized Quesnel Trough in north-central British Columbia and located 15km south of the Kemess South gold-copper mine.

GGL DIAMOND CORP.

Raymond A. Hrkac

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com or contact: Keir Reynolds, Ascenta Capital Partners Inc., Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

END